               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549


                            FORM 11-K



     (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1993 or


     (  ) TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF
          THE SECURITIES EXCHANGE ACT OF 1934

     For the Transition Period from __________ to __________



Commission File No. 1-9583


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


      MBIA INC. EMPLOYEES PROFIT SHARING AND 401 (K) SALARY
                          DEFERRAL PLAN



    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:





                            MBIA INC.
                         113 King Street
                       Armonk, N. Y. 10504

                            MBIA INC.
                  EMPLOYEES PROFIT SHARING AND
                   401(K) SALARY DEFERRAL PLAN


                      FINANCIAL STATEMENTS
                       FOR THE YEARS ENDED
                   DECEMBER 31, 1993 AND 1992

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                      FINANCIAL STATEMENTS


                              INDEX
                              -----


                                                         Pages
                                                         -----
Report of Independent Accountants                          2


Financial Statements:
  Statements of Net Assets Available for Plan
   Benefits as of December 31, 1993 and 1992               3

  Statements of Changes in Net Assets Available
   for Plan Benefits for the years ended
   December 31, 1993 and 1992                              4

  Notes to Financial Statements                         5-10

                REPORT OF INDEPENDENT ACCOUNTANTS
                ---------------------------------




TO THE PLAN ADMINISTRATOR OF
MBIA INC. EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN:


We have audited the accompanying statements net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


                                   COOPERS & LYBRAND

New York, New York
June 24, 1994.

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS







                                 December 31, 1993      December 31, 1992
                                 -----------------      -----------------

Assets:
  Allocated share of
    Master Trust net
    assets, at fair value            $21,069,322            $16,742,600

  Receivables:
    Employee contributions                   ---                116,405

    Employer contributions                   ---                111,723
                                     -----------            -----------
      Total assets                   $21,069,322            $16,970,728

Liabilities:
  Other liabilities                        7,883                    ---
                                     -----------            -----------

      Net assets available for
        plan benefits                $21,061,439            $16,970,728
                                     ===========            ===========



             The accompanying notes are an integral
                part of the financial statements.

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

               STATEMENTS OF CHANGES IN NET ASSETS
                   AVAILABLE FOR PLAN BENEFITS






                                            Years ended December 31
                                           --------------------------
                                               1993          1992
                                           ------------  ------------
Contributions:
  Employees' salary deferral               $ 1,774,803   $ 1,489,575

  Employer                                   1,049,244       723,970

Income from investment activities            1,634,460     2,594,444

Benefit distributions                         (367,796)     (346,943)
                                           -----------    ----------
    Net increase                             4,090,711     4,461,046

Net assets available for plan
  benefits, beginning of year               16,970,728    12,509,682
                                           -----------   -----------

    Net assets available for plan
      benefits, end of year                $21,061,439   $16,970,728
                                           ===========   ===========


             The accompanying notes are an integral
               part of the financial  statements.

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                  NOTES TO FINANCIAL STATEMENTS


1.  PLAN DESCRIPTION
- - --------------------

The MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of Municipal Bond Investors Assurance Corporation and MBIA Municipal Investors Service Corporation, which are wholly-owned subsidiaries of MBIA Inc. (the "Company"). Effective April 1, 1987, a 401(K) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company for those participants making salary deferred contributions at the rate of 100% of the participant's contribution and up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines.

The assets of both the Plan and the MBIA Inc. Employees Pension
Plan are managed by Fidelity Management Trust Company
("Fidelity"), the investment advisor, master trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of eight Fidelity funds or the Employer Stock Fund.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment serve to reduce future Company contributions.

The benefit to which a participant is entitled is the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

The Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
            NOTES TO FINANCIAL STATEMENTS (Continued)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- - ----------------------------------------------

INVESTMENTS
The Plan's assets are invested in the MBIA Inc. Master Trust (the
"Trust") with the assets of the MBIA Inc. Employees Pension Plan.

The Plan's share of investments and income from investment activities in the Trust is determined based on the Plan's underlying contribution to the investment classification which is, in turn, based on the investment fund elections of the participants.

Investments in the Fidelity funds and the Company's common stock are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at cost plus accrued income, which approximates fair value.

Gain or loss on sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's income from investment activities includes the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS
Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

PARTICIPANT ACCOUNTS
Each participant has an account which is credited with the Company's contribution, employees' contribution and the income
(loss) from the investment activities of the participant's account.

ADMINISTRATIVE EXPENSES
Administrative expenses are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.


3.  PLAN TERMINATION
- - --------------------

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
            NOTES TO FINANCIAL STATEMENTS (Continued)


contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.


4.  INVESTMENTS
- - ---------------

As of December 31, 1993 and 1992, the financial position of the Master Trust and the Plan's percentage interest in each asset category were as follows:


                                     As of December 31, 1993                 As of December 31, 1992
                                -----------------------------------   -------------------------------------
                                   Total Master Trust                   Total Master Trust
                                ------------------------    Plan's    -------------------------     Plan's
                                   Cost       Fair Value  % Interest     Cost       Fair Value   % Interest
                                -----------  -----------  ----------  -----------   -----------  ----------

Investments at fair
  value as determined
  by quoted market price:
    Employer Stock Fund         $ 8,501,260  $ 8,369,235   100.00%    $ 5,472,887   $ 7,125,137   100.00%
    Fidelity Puritan Fund           841,702      839,739    36.80             ---           ---      ---
    Fidelity Magellan Fund        1,953,054    2,042,259    43.35       1,170,214     1,095,356    47.80
    Fidelity Growth
      Company Fund                1,457,841    1,481,496    40.72         828,819       855,781    47.08
    Fidelity Growth and
      Income Portfolio           13,147,601   14,509,853    44.70      11,680,343    11,331,013    45.66
    Fidelity Intermediate
      Bond Fund                     889,881      912,294    49.33         646,828       651,944    49.16
    Fidelity Overseas Fund          486,520      542,306    39.94             ---           ---      ---
    Fidelity Blue Chip
      Growth Fund                 1,392,048    1,422,212    44.14         986,968     1,052,406    41.47
    Managed Income Portfolio      5,834,398    5,834,398    43.56       5,767,747     5,767,747    44.65
                                -----------  -----------              -----------   -----------
                                 34,504,305   35,953,792    56.99      26,553,806    27,879,384    59.39

Investments at estimated
  fair value:
    Participant loans               812,039      812,039    71.47         380,013       380,013    48.94
                                -----------  -----------              -----------   -----------
     Total invested assets
       available for benefits
       of participating plans   $35,316,344  $36,765,831    57.31%    $26,933,819   $28,259,397    59.25%
                                ===========  ===========              ===========   ===========

For the years ended December 31, 1993 and 1992, net appreciation (depreciation) in the fair value of investments (determined by quoted market price) of the Master Trust (including investments bought and sold, as well as held during the year) was as follows:

                                           Years ended December 31
                                  -----------------------------------------
                                          1993                    1992
                                  --------------------      ---------------
    Fidelity funds                     $1,818,599             ($  262,396)
    Employer Stock Fund                  (123,315)              1,679,971
                                       ----------              ----------
                                       $1,695,284              $1,417,575
                                       ==========              ==========

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
            NOTES TO FINANCIAL STATEMENTS (Continued)



For the years ended December 31, 1993 and 1992, investment income consisting of dividends and interest in the Master Trust were $1,998,407 and $2,203,788, respectively.


5.  NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN
- - -----------------------------------------------------------
    BENEFITS BY FUND
    ----------------

As of December 31, 1993 and 1992, the net assets available for Plan benefits of the individual investment funds were as follows:


                                                   As of December 31
                                              ----------------------------
                                                  1993            1992
                                              ------------    ------------
   Employer Stock Fund                        $ 8,361,353     $ 7,237,487
   Fidelity Puritan Fund                          308,983           2,168
   Fidelity Magellan Fund                         885,340         530,713
   Fidelity Growth Company Fund                   603,251         415,064
   Fidelity Growth and Income Portfolio         6,485,978       5,238,409
   Fidelity Intermediate Bond Fund                450,070         324,882
   Fidelity Overseas Fund                         216,602             185
   Fidelity Blue Chip Growth Fund                 627,755         445,046
   Managed Income Portfolio                     2,541,744       2,590,812
   Participant Loans                              580,363         185,962
                                              -----------     -----------
                                              $21,061,439     $16,970,728
                                              ===========     ===========


For the years ended December 31, 1993 and 1992, the changes in net assets available for Plan benefits of the individual investment funds were as shown on the following page:

                            MBIA INC.
    EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
            NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                    Year ended December 31, 1993
                     --------------------------------------------------------------------------------------------------------------
                                                            Growth                         Blue
                     Employer                    Growth      and      Intermed             Chip    Managed
                      Stock    Puritan  Magellan Company    Income      Bond    Overseas  Growth   Income   Participant
                      Fund       Fund     Fund    Fund       Fund       Fund      Fund     Fund   Portfolio    Loans       Total
                    ---------- -------- --------  -------- ---------- --------- -------- -------- --------- ----------- ------------
Contributions:
 Employees' salary
  deferral          $   80,834 $ 57,019 $138,823 $108,392 $  870,039  $ 90,306 $ 27,896 $135,473 $ 266,021   $    ---  $1,774,803

 Employer            1,049,244       ---      ---      ---        ---       ---      ---      ---       ---       ---   1,049,244

Income from invest-
 ment activities       (16,966)   39,275  131,823   77,264  1,042,941    45,584   24,415  118,806   141,522     29,796   1,634,460

Benefit
 distributions        (147,922)      ---   (8,772) (22,006)   (84,974)      ---   (8,286) (15,078)  (80,758)      ---    (367,796)

Transfers (to) from
 other funds           158,676   210,521   92,753   24,537   (580,437)  (10,702) 172,392  (56,492) (375,853)   364,605         ---
                     ---------- -------- -------- -------- ----------  -------- -------- -------- ---------   --------  ----------
Net increase
 (decrease) in net
 assets available
 for Plan benefits   $1,123,866 $306,815 $354,627 $188,187 $1,247,569  $125,188 $216,417 $182,709 $ (49,068)  $394,401  $4,090,711
                     ========== ======== ======== ======== ==========  ======== ======== ======== =========   ========  ==========

                                                                   Year ended December 31, 1992
                     --------------------------------------------------------------------------------------------------------------
                                                                Growth                      Blue
                      Employer                       Growth      and    Intermed            Chip     Managed
                        Stock     Puritan  Magellan Company     Income    Bond   Overseas  Growth    Income   Participant
                        Fund       Fund      Fund     Fund      Fund      Fund     Fund     Fund    Portfolio     Loans     Total
                    ----------- --------- --------  -------- ---------- -------- -------- --------- --------- ----------- ---------
Contributions:
 Employees' salary
  deferral          $   13,665  $  2,168  $ 65,101  $ 50,386 $  924,996 $ 33,258 $    185 $ 69,364  $ 330,452 $    ---   $1,489,575

 Employer              723,970       ---       ---       ---        ---      ---      ---      ---        ---      ---      723,970

Income from invest-
 ment activities     1,739,560       ---    32,159    30,919    546,877   22,806      ---   40,458    169,393   12,272    2,594,444

Benefit
 distributions        (154,812)      ---   (11,684)   (3,371)  (105,434)  (5,057)     ---      (75)   (66,510)      ---    (346,943)

Transfers (to) from
 other funds           113,631       ---   445,137   337,130  (929,090)  273,875      ---  335,299   (694,126)  118,144         ---
                    ----------  --------  --------  --------  --------  --------  ------- --------  ---------  --------  ----------
Net increase
 (decrease) in net
 assets available
 for Plan benefits  $2,436,014  $  2,168  $530,713  $415,064  $437,349  $324,882  $   185 $445,046  $(260,791) $130,416  $4,461,046
                    ==========  ========  ========  ========  ========  ========  ======= ========  =========  ========  ==========

                                                         9

                            MBIA INC.
    EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
            NOTES TO FINANCIAL STATEMENTS (Continued)


6.  TAX STATUS
- - --------------

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a).

                           SIGNATURES
                          ------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                              MBIA INC.
                                      EMPLOYEES PROFIT SHARING AND
                                       401(K) SALARY DEFERRAL PLAN




                                              Hilda H. Boas
Date:  June 24, 1994               ------------------------------------
                                   Hilda H. Boas
                                   Senior Vice President
                                   Plan Administrator





                                              Louis G. Lenzi
Date:  June 24, 1994               ------------------------------------
                                   Louis G. Lenzi
                                   General Counsel



                               11